FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

On November 8, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
For the business and financial press Munich, November 8, 2004

Siemens acquires Victory Industriebeteiligung AG and prepares takeover bid for VA Tech

Siemens AG Österreich has signed on Nov. 7, 2004 an agreement to acquire Austria’s Victory Industriebeteiligung AG. Directly and indirectly, Victory holds a roughly 16% stake in VA Technologie AG (VA Tech). As a result of the Victory acquisition, Siemens has informed the boards of VA Tech, the boards of Österreichische Industrie Holding AG (ÖIAG) and the Austrian government that it will participate in VA Tech’s capital increase which is expected later this month. Furthermore, Siemens has informed the Austrian takeover panel about its plans to shortly submit a voluntary takeover bid for all of VA Tech outstanding shares. “The offer price of €55 per share is a very fair offer which also takes into account the recent share’s price development of VA Tech,” said Heinrich v. Pierer, President and CEO.

With annual sales of some €3.9 billion and 17,500 employees, VA Tech is one of Austria’s largest technology companies and service providers. The company is an international leader in the areas of metallurgy systems, hydro power generation equipment, power transmission and generation, and infrastructure systems. In the context of the planned takeover Siemens intends to integrate the company into its own organization. The offer will be subject to internal and various regulatory approvals and will have to take into account the terms of the existing Voith-Siemens Hydro joint venture.

Combining VA Tech’s business activities with those of Siemens will enhance the product, service and regional reach of the combined entity and hence be beneficial for our customers, the employees and the shareholders. The advantages will be particularly evident in the growth markets of Central and Eastern Europe, the Middle East and Asia.

Please note:
Siemens will host a conference call with CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger today.
11.00 a.m. Conference Call for journalists
11.30 a.m. Conference Call for analysts
Dial-in details will be published at 09.30 a.m. at www.siemens.com

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX 200411.1 e Eberhard Posner 80312 Munich Tel.: +49-89 636-33470 Fax: -32844 E-mail: eberhard.posner@siemens.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 8, 2004	/s/ DR. KLAUS PATZAK
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller

/s/ DR. GEORG KLEIN
	Name:	Dr. Georg Klein
	Title:	Head of Financial Disclosure